Buffered Accelerated Return Securities (BARES)SM due November 6, 2012 Linked
to CS/RT Emerging Infrastructure Index
Powered by HOLT™

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement subject to completion dated October 2, 2007, product supplement dated October 2, 2007, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You should, in particular, review the “Investment Considerations” section herein and the “Risk Factors” section of the product supplement, which sets forth a number of risks related to the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:

http://www.sec.gov/Archives/edgar/data/1053092/000104746907007382/a2179677z424b2.htm

Overview

•                  The BARESSM are 15% principal protected at maturity and offer 100% upside exposure to the CS/RT Emerging Infrastructure Index powered by HOLT.

•                  The BARESSM are issued by Credit Suisse, acting through its Nassau Branch. The Securities will be registered with the Securities and Exchange Commission and will be issued in minimum denominations of $1,000.

Who Should Consider an Investment in the BARESSM?

•                  Investors who are looking to gain exposure to the CS/RT Emerging Infrastructure Index powered by HOLT.

•                  Investors who are interested in obtaining upside participation in the reference index, and are interested in a 15% principal protected investment.

•                  Investors who expect to hold this investment until maturity.

Key Terms
Reference Index (or Index):		CS/RT Emerging Infrastructure Index powered by HOLT
Issuer:		Credit Suisse, acting through its Nassau Branch.
CUSIP:		22546EAL8
ISIN:		US22546EAL83
AMEX Ticker:		EIH.A
Trade Date:		October 30, 2007
Initial Index Level:		Closing level of the Index on the index business day immediately following the Trade Date.
Final Index Level:		Closing level of Index on the Valuation Date.
Valuation Date:		October 30, 2012
Maturity Date:		November 6, 2012
Cap:		Uncapped
Buffer:		15% principal protection, on the Maturity Date
Redemption Amount at Maturity:

At maturity, the investor will receive an amount in cash equal to the principal amount of the BARESSM multiplied by the sum of 1 plus the Index Return. How the Index Return is calculated depends on whether the Final Index Level is greater than, less than or equal to the Initial Index Level and, if less than the Initial Index Level, how much less.

	a)	If the Final Index Level is greater than the Initial Index Level, the Index Return at maturity is:

Final Index Level – Initial Index Level
Initial Index Level

Thus, if the Final Index Level is greater than the Initial Index Level, the Index Return will be a positive number and the redemption amount will be greater than the principal amount of the securities.

	b)	If the Final Index Level is less than or equal to the Initial Index Level and greater than
85% of the Initial Index Level, then the Index Return will equal zero and the redemption amount will equal the principal amount of the securities.

	c)	If the Final Index Level is less than 85% of the Initial Index Level, then the Index
Return at maturity is:

Final Index Level – (85% * Initial Index Level)
Initial Index Level

Thus, if the Final Index Level is less than 85% of the Initial Index Level, then the Index Return will be negative, and the redemption amount will be less than the principal amount of the securities, and you could lose up to 85% of the value of your investment in the securities.

Hypothetical Redemption Amounts

The following table illustrates the hypothetical return on the BARESSM that would be received at maturity for a range of Index Returns as shown in the table on the left. Hypothetical redemption amounts are for illustration purposes only.

Hypothetical Redemption Amounts			Hypothetical Payoff Diagram
	Percentage Difference
	Between Final Level	Redemption
Principal	and Initial Level of	Amount at
Amount	Reference Index	Maturity
$1,000	-100%	$150
$1,000	-60%	$550
$1,000	-20%	$950
$1,000	0%	$1,000
$1,000	10%	$1,100
$1,000	20%	$1,200
$1,000	40%	$1,400
$1,000	60%	$1,600
$1,000	80%	$1,800
$1,000	100%	$2,000

Historical Performance

CS/RT Emerging Infrastructure Index Powered by HOLT*

We obtained the historical levels of the index from Bloomberg Financial Markets, without independent verification. You should not take the historical levels of the index as an indication of future performance of the index or securities. Because the reference index was launched on September 25, 2007, the calculation agent has retrospectively calculated the levels of the reference index on all dates prior to September 25, 2007 using the same methodology as described in the pricing supplement. All prospective investors should be aware that no actual investment tracking performance of the reference index was possible at any time prior to September 25, 2007.

* The base level of this index is 100.00 taken on November 14, 2002.

Investment Considerations

A purchase of the security involves risks. This section summarizes certain additional risks relating to the BARESSM. We urge you to read the following information about these risks, together with the information in the pricing supplement subject to completion dated October 2, 2007, product supplement dated October 2, 2007, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 before investing in the BARESSM.

•                  The BARESSM are only 15% principal protected. An investment in the BARES is only 15% principal protected and you may receive less at maturity than you originally invested in the BARESSM; if the final index level is less than 85% of the initial index level, you will bear a portion of the depreciation in the index down to 15%.

•                  The BARESSM do not pay interest. We will not pay interest on the BARESSM. You may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities, since the redemption amount at maturity is based on the appreciation or depreciation of the index. Because the redemption amount due at maturity may be less than the amount originally invested in the BARESSM the return on the securities (the effective yield to maturity) may be negative. Even if it is positive, the return payable on each security may not be enough to compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

•                  An investment in the BARESSM is not the same as an investment in the stocks underlying the index. An investment in the securities does not entitle you to any ownership interest or other rights in the stocks underlying the index.

•                  There may be little or no secondary market for the BARESSM. Although application has been made to list the securities on the American Stock Exchange, we cannot assure you that a secondary market for the securities will develop. Credit Suisse Securities (USA) LLC currently intends to make a market in the securities, although it is not required to do so and may stop making a market at any time. If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

•                  The market value of the BARESSM may be influenced by many unpredictable factors.  Many factors, most of which are beyond our control, will influence the value of the BARESSM and the price at which Credit Suisse Securities (USA) LLC may be willing to purchase or sell the BARESSM in the secondary market, including:

•                  The current level of the index.

•                  The prices of stocks comprising the index.

•                  Interest and yield rates in the market.

•                  Economic, financial, political and regulatory or judicial events that affect the stocks comprising the index or stock markets generally and that may affect the appreciation of the index.

•                   Changes in the volatility of the index.

•                  The time remaining to maturity of the BARESSM.

•                  The dividend rate on the stocks comprising the index.

•                  Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity. The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

•                  There may be potential conflicts of interest. We and our affiliates play a variety of roles in connection with the securities, including acting as underwriter, calculation agent, index creator, and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates are potentially adverse to your interests as a security holder.